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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                     November 2004

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Press Release, November 16, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Alamos Gold Inc. (“Alamos”)

Suite 1503, 110 Yonge Street

Toronto, ON   M5C 1T4

2.

Date of Material Change

November 15, 2004

3.

Press Release

The press release was issued in Toronto, Ontario on November 15, 2004 and filed with the TSX, the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.

Summary of Material Change

The Company announced unaudited interim financial results for the three months and nine months ended September 30, 2004 as well as an update on its 100% owned Mulatos deposit in Sonora, Mexico.

5.

Full Description of Material Change

Reference the accompanying press release dated November 15, 2004.

6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey, President and Chief Executive Officer

Telephone:  416-368-9932 (x 203)

9.

Date of Report

Dated at Toronto, Ontario this 15th day of November, 2004.

Suite 1503, 110 Yonge Street Toronto, Ontario Canada M5C 1T4 Telephone: (416) 368-9932 Facsimile: (416) 368-2934 Email: info@alamosgold.com Website: www.alamosgold.com Trading Symbol: AGI TSX

Monday , November 15, 2004

Alamos Gold Reports Third Quarter 2004 Financial Results and Progress Report on Development and Exploration Activities

Toronto, Ontario - Alamos Gold Inc. (Alamos) announced today the unaudited interim financial results for the three months and nine months ended on September 30, 2004.

All dollar amounts are stated in United States currency, unless otherwise noted.

Highlights

  Alamos reported that a vote of the Mulatos Ejido held on July 8, 2004 unanimously approved a new land agreement (announced on May 28, 2004), allowing for the outright purchase of land collectively owned by the Ejido and until now under lease by Alamos.

  The Company announced on July 19, 2004 that it had signed a letter agreement with a banking syndicate composed of Societe Generale, Standard Bank London Limited, and Macquarie Bank Limited for up to $45 million in term debt financing for the Mulatos Project in Sonora, Mexico. The agreement is subject to a number of conditions, including satisfactory due diligence to be conducted by a technical agent of the syndicate and definitive loan documentation.

  The Company raised over CDN$7.3 million in August 2004 through the exercise of warrants. Subsequent to the quarter ended September 30, 2004, the Company announced a minimum offering of 8 million common shares at CDN$3.00 per share through a syndicate of underwriters. The underwirters later agreed to place for distribution an additional 2 million shares. The Company announced the completion of the financing for CDN$30 million on November 2, 2004, less a 5% commission paid to the underwriters.

  Mr. Alan R. Hill was appointed Non-Executive Chairman of the Board of Directors in July, 2004, and Mr. Ted Reeve joined the Board in September, 2004.

Financial Highlights

Alamos' financial condition continued to be strong in the third quarter of 2004. As of September 30, 2004, Alamos had a working capital of $19.1 million, compared to $19.8 million on June 30, 2004. Subsequent to the quarter end Alamos completed a financing of $22 million (CDN$ 30.0 million) from a placement of common shares in November, 2004, further strengthening its balance sheet.

Alamos' loss for the three-month period ended on September 30, 2004 was $400,458 ($0.01 per share) compared to a loss of $520,575 ($0.01 per share) for the comparable period in 2003. The results for 2004 included a foreign exchange gain of $82,946 versus a loss of $177,245 in the comparable period in 2003. The strengthening of the management group resulted in higher compensation costs of $213,998 (2003: $28,040) as the Company moved to complete its feasibility study on its Mulatos (Salamandra) gold project, improving its balance sheet with over $50 million raised year-to-date, and commencing construction and procurement at Mulatos.

Company expenditures on the development of the Mulatos project included $6.0 million in equipment and related site work; $8.3 million at site, which included land acquisition and related costs of $4.2 million. The estimated cost to construct the mine is $72 million. As well, Alamos had planned to spend $3.0 million in additional exploration and development in 2004, some of which will now be spent in 2005.

This summary of financial highlights should be read in conjunction with Alamos' unaudited interim financial statements for the second quarter of 2004 and the related Management's Discussion and Analysis, both of which are available at www.sedar.com

Mulatos Project Development Progress

Alamos Gold is constructing an open pit, heap leach gold mine at its fully permitted, 100% owned Mulatos deposit in Sonora, Mexico. The property is 300 air kilometers south of the US border and 220 air kilometers southeast of Hermosillo, Sonora, Mexico.

The Mulatos deposit contains over 3.0 million ounces of gold in the measured and indicated category at a cutoff of 0.6 grams per tonne. Phase I mining will focus on the Estrella pit, which contains over 1.4 million ounces of recoverable gold.  Preproduction capital costs are projected at $72 million and production of gold is scheduled for the third quarter of  2005. The operation will be a crusher/heap leach/carbon plant operation.

Mine development began in July, with major advances to date in personnel camp, access road, leach pad, and waste dump water diversion system construction. A bypass road reducing time and distance for hauling equipment to the mine site is approximately 50% complete. The existing road has been upgraded to accommodate semi-tractor loads, allowing for delivery of heavy equipment and construction material. Clearing of the leach pad site is largely complete, with leveling and compaction in progress. Construction of a new camp facility to accommodate up to 136 people is nearing completion. Excavation for fresh water collection and surface water drainage systems is nearing completion, with pipe installation in progress. The design and fabrication of the overland conveyor system is underway.

The carbon plant has been delivered to the site , with assembly to begin in December. Dismantling and shipment of the Rawhide Mine crusher is in progress. Four Euclid haul trucks have arrived on site and are currently working on leach pad construction.

Gold production is scheduled for the third quarter of 2005.

Exploration Update

An aggressive exploration program is in progress to delineate new gold resources in the Mulatos district, both peripheral to the known deposits and at exploration properties throughout the district. Six highly prospective areas within the 210 square kilometer land position have been advanced to drill-ready stage. A total of 9,087meters of reverse circulation drilling has been completed as a combination of exploration and condemnation holes.

A new gold resource has been delineated in colluvial material located adjacent to the Estrella portion of the Mulatos deposit. The resource is contained in talus material derived from weathering of the Mulatos deposit, and consists of loose, oxidized material.  A 53-hole, 1,530 meters drilling program was completed to define the resource on 25 meters centers. Indicated and inferred resource at a 0.5 g/t cut-off is 1,289,000 tonnes at 1.01 g/t Au, with 42,000 total contained ounces. The colluvial material can be loaded directly onto the leach pad without blasting or crushing. An infill drill program is planned in the immediate future for the Mina Vieja area of historic production located directly north of the Estrella pit, with the objective to convert resource to reserve.

Condemnation drilling was completed in the waste dump area south of the Mulatos deposit, and in the new camp area. A 16-hole 2,616 meters drilling program was completed in the Southeast Extension area adjacent to the Estrella reserve to expand resources to the southeast. Assay results to date indicate highly anomalous to ore-grade gold and silver mineralization, but the zone appears structurally complex and erratic. Additional drilling and modeling will be required to fully assess the zone.

The Salamandra group of concessions has been increased by over forty square kilometers to acquire additional strategic properties in the Mulatos district. A key parcel was the recent acquisition of 100% interest in the 1,672 hectare Puebla concession offered by the Consejo de Recursos Minerales (CONSEJO). The Puebla concession is located 14 kilometers northwest of the Mulatos deposit and contains several highly altered and mineralized areas with geologic characteristics similar to those of the Mulatos deposit. The Puebla concession has not been previously drill-tested. A concession covering the historic El Realito gold mine was also acquired in a separate transaction. Total Alamos land holdings are now 21,309 hectares. This is an increase of 5,000 hectares beyond the original land package acquired from Placer Dome Inc.

A Stage I, 14-hole (2,235 meters) reverse circulation drilling program was recently completed in the El Realito project area within the Puebla concession. All drill holes encountered significant thickness of intense oxidized alteration similar to that hosting gold in the historic mine workings, in addition to extensive sulfide-bearing alteration at depth. Release of drill hole results is awaiting receipt of final assay results. A follow-up drilling program is planned for the near future.

A 12-hole, 2,000 meters drilling program is currently in progress in the Los Bajios area. Drill targets have been defined and drilling programs planned for the Halcon and Jaspe project areas, but are awaiting completion of surface access agreements.

The district exploration program is being carried out under the direction of Ken Balleweg, Exploration Manager, and a qualified person under NI 43-101.

Conference Call Details

Alamos will host a conference call on Tuesday, November 16, 2004 at 11:00 am EST (8:00 am PDT) to discuss third quarter results and progress report on its development and exploration activities with a question and answer session to follow.

To access the call, please dial:

Toronto and internationally - (416) 695-9720

Toll free in North America - 1-877-323-2010

Replay: (available Nov.16 to Dec. 7, 2004)

Toronto and internationally - (416) 695-5275

Toll free in North America - 1-866-518-1010

The conference call will be available on a listen-only basis and will also be archived at www.alamosgold.com.

Alamos Gold common shares trade on the TSX under the symbol “AGI”

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

_____________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.